UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________________________
Form 11-K
__________________________________________________________

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017
or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM _______ TO _______
Commission file number: 1-10864

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UnitedHealth Group 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
__________________________________________________________
UnitedHealth Group Incorporated

UnitedHealth Group Center 9900 Bren Road East Minnetonka, Minnesota

 __________________________________________________________

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Participants and Plan Administrator of
UnitedHealth Group 401(k) Savings Plan
Minneapolis, Minnesota

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of UnitedHealth Group 401(k) Savings Plan (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedule
The supplemental schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
June 19, 2018

We have served as the auditor of the Plan since 2002.

UNITEDHEALTH GROUP 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2017 AND 2016 (in thousands)

	2017	2016
ASSETS:
Participant-directed investments:
Plan's interest in Master Trust (Note 3)	$10,298,148	$—
Investments - at fair value	558,636	8,132,354
Investments - at contract value (Note 5)	—	548,826

Receivables:
Notes receivable from participants	299,404	258,648
Employer contributions	956	799

NET ASSETS AVAILABLE FOR BENEFITS	$11,157,144	$8,940,627

See Notes to the Financial Statements.

UNITEDHEALTH GROUP 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2017 (in thousands)

ADDITIONS:
Contributions:
Employee	$754,075
Employer	348,285
Rollover	113,191

Total contributions	1,215,551

Investment income:
Plan interest in Master Trust investment income	1,443,680
Net appreciation in fair value of investments	123,358
Interest and dividends	4,695
Interest income on notes receivable from participants	12,403

Total additions	2,799,687

DEDUCTIONS:
Benefits paid to participants	(630,117)
Administrative expenses	(6,620)

Total deductions	(636,737)

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	2,162,950

NET TRANSFERS INTO THE PLAN (Note 10)	53,567

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	2,216,517

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	8,940,627

End of year	$11,157,144

See Notes to the Financial Statements.

UNITEDHEALTH GROUP 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEAR ENDED DECEMBER 31, 2017

1.	DESCRIPTION OF PLAN
The following description of the UnitedHealth Group 401(k) Savings Plan (“the Plan”) is provided for informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s information.
General
The Plan was first established on July 1, 1985, as a defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. UnitedHealth Group Incorporated (“the Company”) is the Plan’s sponsor. Fidelity Management Trust Company (“Trustee”) performs recordkeeping and trustee functions relating to the Plan. The UnitedHealth Group Employee Benefits Plans Administrative Committee is the Plan’s administrator and is responsible for oversight of the Plan, except with respect to investment matters. The UnitedHealth Group Employee Benefits Plans Investment Committee (“Investment Committee”) determines the appropriateness of the Plan’s investment offerings and monitors investment performance.
A majority of the Plan’s investments are held in the UnitedHealth Group 401(k) Savings Plan Master Trust (“Master Trust”). The Master Trust was established by the Company and is administered by the Trustee. The Master Trust includes certain assets of the Plan and assets of other defined contribution plans of the Company’s subsidiaries (“Participating Plans”) in a single trust. Each Participating Plan has an interest in specific assets of the Master Trust based on participant account balances. As of December 31, 2016 the Plan was the only Participating Plan in the Master Trust and investments were considered Plan assets. During 2017, two other plans became Participating Plans in the Master Trust.
Eligibility
In general, eligible employees may make salary deferral contributions to the Plan upon employment with a participating employer of the Company and are automatically enrolled in the Plan as soon as administratively feasible after their hire date. Participants become eligible for employer safe harbor matching contributions once they are credited with one year of service. Employees whose employment is governed by the terms of a collective bargaining agreement (unless such collective bargaining agreement provides for the inclusion of those employees in the Plan), persons who the Company classifies as leased employees, and certain other classifications of employees are not eligible to participate in the Plan.
Contributions
Contributions to the Plan include (i) salary deferral contributions authorized by participants, (ii) matching contributions made by the Company, (iii) discretionary contributions made by the Company, and (iv) participant rollover contributions from another plan.
Participants may elect to contribute a percentage up to 50% of their eligible compensation to the Plan each year, up to the maximum dollar amount permissible under the Internal Revenue Code (“the Code”). Salary deferral contributions include pre-tax deferrals and Roth deferrals.

Eligible employees are automatically enrolled at an employee pre-tax deferral rate of 3% of their eligible pay, unless they decline to participate within a prescribed time limit or they elect a different deferral rate. The Plan provides for automatic annual deferral rate increases until the participant’s combined pre-tax and/or Roth deferral rate reaches 6%.
Participants who have attained age 50 before the end of the plan year may make additional catch-up contributions, subject to limitations imposed by the Code. A participant’s salary deferral and catch-up contributions cannot exceed 80% of the participant’s eligible pay.
The Company makes a safe harbor matching contribution equal to 100% of contributions up to 3% of eligible compensation, plus 50% of the next 3% of eligible compensation for a maximum contribution of 4.5% per payroll period as defined in the Plan document.
Additional discretionary contributions may also be made by the Company. No discretionary contributions were made during the 2017 plan year.
Rollover contributions are assets formerly held in a qualified employee benefit plan of a prior employer, which a participant elects to be transferred into the Plan.
Participant Accounts
Each participant’s account is credited with the salary deferral contributions, rollover contributions, if any, an allocation of the Company’s contributions, and plan earnings (net of administrative expenses). Allocations are based on the participant’s eligible compensation or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investment Classification
All investments are participant directed. Participants have the right to individually select the percentage of their accounts to be invested among different classifications of investments made available to them through a registered investment company or through the self-directed brokerage account option and may transfer between investments daily.
Vesting
Participants are immediately vested in their salary deferral contributions, rollover contributions, and earnings thereon. Company safe harbor contributions and discretionary contributions, if any, and earnings thereon vest in accordance with the provisions of the plan as follows:

Years of Service	Vesting
Less than 2 years	0%
2 or more	100%

Notwithstanding the vesting schedule above, Company contributions, if any, will become fully vested (100%) upon the occurrence of any of the following events while the participant is employed by the Company: the participant’s death, disability, attainment of normal retirement age (age 65), a partial or complete termination of or complete discontinuance of contributions to the Plan, or an acceleration date, as defined in the Plan document.
Dividend Payout
The Plan includes a Dividend Payout Feature for the UnitedHealth Group Stock Fund (the “Stock Fund”). This feature allows participants invested in the Stock Fund to elect whether dividends payable on Company stock held in the Stock Fund are distributed to participants in cash or reinvested in Company stock within the Stock Fund. The total dividends on the Company stock in the Stock Fund were $4,694,888 for the year ended December 31, 2017. The amount participants elected to be distributed in cash was insignificant.
Forfeited Accounts
Nonvested account balances of terminated employees are forfeited. As of December 31, 2017 and 2016, forfeited nonvested accounts totaled $22,485 and $9,342 respectively. During the year ended December 31, 2017, employer contributions were reduced by $4,223,365 from forfeiture accounts. Forfeitures can be used to reduce future employer contributions or to pay certain administrative expenses.
Payment of Benefits
Benefits may be paid to the participant or beneficiary upon death, disability, age 59 ½, or termination of employment, as defined in the Plan document. The total vested portion of a participant's account balance is distributed in the form of a lump‑sum payment. However, if a participant’s account balance is valued at less than $1,000, it is distributed in cash as a direct distribution to the participant. Participants taking a distribution have the option to rollover into an Individual Retirement Account or into another employer-sponsored plan. Participants experiencing financial hardship may withdraw a portion of their account balance, subject to conditions specified in the Plan document.
Notes Receivable from Participants
Participants may borrow from their account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (subject to reduction for certain loan balances in the prior 12 months) or 50% of their vested account balance. These loans are secured by the balance in the participant's account. The loan bears interest at the prime rate of interest, plus 1% and is payable over a period not to exceed 59 months. A loan that is used by the participant to acquire a principal residence may, if the loan originated prior to April 1, 2001, be repaid over a period not to exceed 30 years, or if the loan originated between April 1, 2001 and August 31, 2010 over a period not to exceed 10 years, and if the loan originated on or after September 1, 2010, be repaid over a period not to exceed 118 months. Principal and interest are paid ratably through payroll deductions. Participants may have up to two outstanding loans at one time.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the plan.
Use of Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Recently Adopted Accounting Pronouncements
In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-06, “Employee Benefit Plan Master Trust Reporting” (“ASU 2017-06”). ASU 2017-06 requires plans to report the interest in a master trust and the change in the value of that interest as a separate line item on the statement of net assets available for benefits and the statement of changes in net assets available for benefits. In the notes to the financial statements, plans will also have to disclose the master trust investments by general type of investment and other assets and liabilities, as well as the dollar amount of its interest in these balances. This standard is effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The Plan has early adopted ASU 2017-06 and the financial statements are presented to conform to the requirements described above.
The Company has determined that there have been no other recently adopted or issued accounting standards that had, or will have, a material impact on the financial statements.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value except for fully benefit-responsive investment contracts which are reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors, custodians, and insurance companies. See Note 4 for a discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan’s document. No allowance for credit losses has been recorded as of December 31, 2017 and 2016.
Administrative Expenses
Certain administrative expenses of the Plan are paid by the Company as provided in the Plan document. Expenses that are paid by the Company are excluded from these financial statements. Fees related to recordkeeping and the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment-related expenses are included in the net appreciation in fair value of investments.

Payment of Benefits
Benefit payments to participants are recorded upon distribution. There are no amounts owed to the participants who had elected to withdraw from the Plan, but had not been paid as of December 31, 2017 or 2016.

3.	INTEREST IN THE MASTER TRUST
The investments held in the Master Trust represent the participant-directed investments of the Participating Plans. Each Participating Plan has a divided interest in specific investment assets held in the Master Trust. The value of each Participating Plan’s interest in the Master Trust is based on the beginning of the year value of each plan’s interest in the Master Trust balance plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Investment income and administrative expenses relating to the Master Trust are allocated to each Participating Plan based upon each plan’s relative interest in the assets held in the Master Trust.
The following table presents the net assets of the Master Trust and the Plan’s interest as of December 31, 2017.

	2017
(in thousands)	Master Trust Balances	Plan's Interest in Master Trust Balances

Cash and cash equivalents	$13,970	$13,943
Debt securities:
U.S. Governments and agencies	202,224	201,945
Corporate and other	188,366	188,106
Mutual funds	2,911,330	2,907,287
Common stock	430,780	428,563
Common/collective trust	6,042,222	6,016,773
Total investments - at fair value	9,788,892	9,756,617
Stable value investment fund (Note 5)	543,362	542,926

Total investments	10,332,254	10,299,543

Accrued income	6,348	6,330
Accrued liabilities	(7,741)	(7,725)

Total net assets	$10,330,861	$10,298,148

Due to external investment management of the funds, the Master Trust may buy, sell or hold the common stock of the Company. At December 31, 2017, the Master Trust held 36,879 shares of the Company through external investment management with a cost basis of $4,203,552.
The Master Trust had the following investment income for the year ended December 31, 2017.

2017
(in thousands)	Master Trust Balances
Net appreciation in fair value of investments	$1,379,330
Interest and dividends	65,489
Total investment income	$1,444,819

Plan's Interest in Master Trust investment income	$1,443,680

4.	FAIR VALUE MEASUREMENT
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

Level 1 ‑	Unadjusted quoted prices for identical assets in active markets that the Plan can access.

Level 2 ‑	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 ‑	Unobservable inputs for the asset.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017.
Cash and cash equivalents: The carrying value of the cash and cash equivalents approximates fair value as maturities are less than three months.
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Common/collective Trust: Valued at the net asset value (“NAV”) of units of a bank collective trust. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay the withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
Debt securities: Fair value of debt securities are based on quoted market prices, where available. A price is obtained for each security primarily from a third-party pricing service (pricing service), which generally uses quoted or other observable inputs for the determination of fair value. The pricing service normally derives the security prices through recently reported trades for identical or similar securities, and, if necessary, makes adjustments through the reporting date based upon available observable market information. For securities not actively traded, the pricing service may use quoted market prices of comparable instruments or discounted cash flow analyses, incorporating inputs that are currently observable in the markets for similar securities. Inputs that are often used in the valuation methodologies include, but are not limited to, benchmark yields, credit spreads, default rates, prepayment speeds, and nonbinding broker quotes.
Fair values of debt securities that do not trade on a regular basis in active markets but are priced using other observable inputs are classified as Level 2.
Mutual funds: Valued at the daily closing price reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U. S. Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Self-Directed Brokerage Accounts: The self-directed brokerage account allows participants the opportunity to invest in a wide array of individual securities including stocks, corporate bonds, zero-coupon bonds, U.S. Treasury securities, mortgage securities and U.S. government agency bonds, certificates of deposit, unit investment trusts, foreign securities, exchange-traded funds, and mutual funds, which are primarily valued using the methodologies described above for the Plan’s investments in cash and cash equivalents, common stock, debt, and mutual funds.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s interest in Master Trust and Plan’s investments measured at fair value on a recurring basis at December 31, 2017 and 2016.

	Fair Value Measurements at December 31, 2017
(in thousands)	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Total Fair Value

Cash and cash equivalents	$21,218	$—	$21,218
Debt securities:
U.S. government and agencies	80,990	120,955	201,945
Corporate and other	—	188,106	188,106
Mutual funds	2,907,287	—	2,907,287
Self-directed brokerage accounts	192,691	3,105	195,796
Common stock	784,128	—	784,128

Total assets in the fair value hierarchy	$3,986,314	$312,166	4,298,480

Instruments measured at NAV			6,016,773

Total investments at fair value			$10,315,253

	Fair Value Measurements at December 31, 2016
(in thousands)	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Total Fair Value

Cash and cash equivalents	$24,758	$—	$24,758
Debt securities:
U.S. government and agencies	63,428	101,075	164,503
Corporate and other	—	189,909	189,909
Mutual funds	2,312,122	—	2,312,122
Self-directed brokerage accounts	144,710	802	145,512
Common stock	917,312	—	917,312

Total assets in the fair value hierarchy	$3,462,330	$291,786	3,754,116

Instruments measured at NAV			4,378,238

Total investments at fair value			$8,132,354
For the year ended December 31, 2017 and 2016, there were no transfers in or out of Levels 1 or 2.

Fair Value of Investments in Entities that Use NAV
The following table summarizes investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2017 and 2016. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only for the Master Trust.

Investment	Fair Value (1)	Unfunded Commitment	Redemption Frequency(2)	Redemption Notice Period(3)
	(in thousands)	(in thousands)
December 31, 2017

Common/collective trust	$6,016,773	$—	Immediate	Various

December 31, 2016

Common/collective trust	$4,378,238	$—	Immediate	Various

(1)	The fair value of investments are based on the fair values of the underlying investments in the funds.

(2)	Certain events may cause funds held in the common/collective trust to be deferred, including, but not limited to, the following:

(i)	Closing or disruption of the financial markets or exchanges in which a transaction is unable to be settled prudently.

(ii)	An emergency situation in which the disposition of assets would be seriously prejudicial to Plan participants.

(iii)	Breakdown in the means of communication normally employed to determine fair market value of an investment.

(iv)	Investments cannot be effected at normal rates of exchange.
None of these events occurred in 2017 and 2016.
(3) Certain common/collective trusts require redemption notice periods for plan withdrawals at the discretion of the trustee.

5.	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS
The Plan, via the Master Trust in 2017, provides a stable value investment fund to participants that is comprised of a separate account guaranteed investment contract and four security-backed investment contracts. These contracts meet the fully benefit-responsive investment contract criteria and, therefore, are reported at contract value. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and expenses. The following represents the disaggregation of contract value between types of investment contracts held by the Master Trust in 2017 and the Plan in 2016.

(in thousands)	2017	2016

Security-backed investment contracts	$411,691	$415,840
Separate account guaranteed investment contract	131,671	132,986

Total stable value fund investment	$543,362	$548,826

Plan's Interest in stable value fund investment	$542,926	$—

Security-backed investment contracts and separate account guaranteed investment contracts are issued by insurance companies or other financial institutions, backed by a portfolio of fixed income funds and pooled separate accounts. The portfolio is either owned directly by 1) the Master Trust in 2017 or the Plan in 2016

(security-backed investment contract) or 2) owned by the contract issuer and segregated in a separate account for the benefit of the Plan (separate account guaranteed investment contract). The issuer guarantees that all qualified participant withdrawals will be at contract value and that the crediting rate applied will not be less than 0%. Cash flow volatility (for example, timing of the benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Crediting rates are typically reset quarterly to account for the difference between the contract value and the fair value of the underlying portfolio.
Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security-backed investment contracts and separate account guaranteed investment contracts have the risk of default or lack of liquidity of the underlying portfolio assets. The credit risk of each issuer is evaluated and monitored through the portfolio manager’s credit analysis. The credit analysis includes, but is not limited to, asset quality and liquidity, management quality, surplus adequacy, and profitability. The Master Trust or Plan requires that the issuers of each contract have a minimum quality rating as of the contract effective date and that all underlying portfolio assets be rated investment grade at the time of purchase.
Security-backed investment contracts and separate account guaranteed investment contracts generally are automatically renewing contracts that contain termination provisions, allowing the Plan or the contract issuer to terminate with notice, at any time, at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero.
In addition, if the Plan defaults on its obligations under the contract (including the issuer’s determination that the agreement constitutes a nonexempt prohibited transaction as defined by ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value as of the date of termination. Each contract recognizes certain “events of default” which can invalidate the contract’s coverage. Among these are investments outside of the range of instruments which are permitted under the investment guidelines contained in the investment contract, fraudulent or other material misrepresentations made to the issuer, changes in control of the investment adviser not approved by the contract issuer, changes in certain key regulatory requirements, or failure of the Plan to be tax qualified.
Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. Withdrawals associated with these events, which are not in the ordinary course of the Plan operations, are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. These events may be different under each contract. Examples of such events include the following:

•	Material amendments to the Plan’s structure of administration;

•	Failure of the Plan to qualify under Section 401(a) of the Code or the failure of the Plan to be tax- exempt under Section 501(a) of the Code;

•	Premature termination of the contracts;

•	Complete or partial termination of the Plan, including a merger within another plan;

•
Redemption of all or a portion of the interests in the Plan at the direction of the Company, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit or affiliate, or the Company’s establishment of another tax qualified defined contribution plan;

•	Changes to the Plan’s prohibition on competing investment options; and

•	Bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations.
No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.

6.	PLAN AMENDMENT OR TERMINATION
Although it has not expressed any intention to do so, the Company has the right to discontinue contributions or to amend or terminate the Plan at any time. In the event of the Plan’s termination, participants’ accounts would become 100% vested and the Company could direct either the current distribution of the assets or the continuation of the trust, in which case distribution of the benefits would occur in accordance with the terms of the Plan.

7.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated May 3, 2016, that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan's administrator and the Plan’s tax counsel believe that the Plan is designed in compliance with the applicable requirements of the Code. The Company is aware of certain operational issues impacting the Plan. The Company will take all corrective action necessary and believes the Plan will maintain its qualified status.
GAAP requires management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Fidelity Institutional Asset Management Trust Company (“FIAM”) and Galliard Capital Management (“Galliard”) provide investment management services. FIAM is affiliated with the Trustee. Galliard is affiliated with Wells Fargo Bank N.A., a plan custodian. These transactions are exempt party-in-interest transactions. For the year ended December 31, 2017, the Plan paid $1,644,295 and $635,418 in fees related to investment management services provided by FIAM and Galliard, respectively, which were included as a reduction of the return earned on each fund. As of August 18, 2017, FIAM no longer provides separate account investment management services directly to the Plan.
The investment of the Plan in the Company’s common stock is considered an exempt party-in-interest transaction. At December 31, 2017 and 2016, the Plan held 1,612,834 and 1,739,949, respectively, shares of common stock of the Company in the Stock Fund with a cost basis of $51,160,435 and $55,192,629, respectively. Also at December 31, 2016, the Plan held 35,882 shares of the Company through external investment management with a cost basis of $2,611,833.

9.	RISKS AND UNCERTAINTIES
The Plan provides for investment in a variety of investment securities. Investments, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

As of December 31, 2017 and 2016, the Plan had investments of $1,232,388,680 and $983,313,985, respectively, concentrated in one mutual fund investment included in the Plan’s interest in the Master Trust that accounted for more than 10% of Plan assets.

10.	PLAN TRANSFERS
During 2017, the AppleCare Medical Management 401(k) Plan and Helios 401(k) Plan merged into the Plan.

11.	RECONCILIATION TO THE FORM 5500
Reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2017 and 2016, is as follows:

(in thousands)	2017	2016
Net assets available for benefits per the financial statements	$11,157,144	$8,940,627
Deemed distributions of participant loans	(609)	(414)
Fair market value adjustment of investment contracts	—	908

Net assets available for benefits per the Form 5500	$11,156,535	$8,941,121
A reconciliation of the increase in net assets available for benefits per the financial statements to the net income per the Form 5500 for the year ended December 31, 2017 is as follows:

(in thousands)	2017
Increase in net assets per the financial statements	$2,216,517
Deemed distributions activity	(195)
Fair market value adjustment of investment contracts	(908)

Net income per the Form 5500	$2,215,414
******

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT
TO THE REQUIREMENTS OF FORM 5500

UNITEDHEALTH GROUP 401(k) SAVINGS PLAN
(EIN 41-1321939, Plan #001)

FORM 5500, SCHEDULE H, Part IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2017 (in thousands)

Current Value

UNITEDHEALTH GROUP INC. COMMON STOCK*	$355,565
SELF DIRECTED BROKERAGE ACCOUNT	195,796
FIDELITY INSTITUTIONAL CASH - US GOVERNMENT FUND	7,275
PARTICIPANT LOANS (INTEREST RANGING FROM 3.25% TO 10.25% AND MATURITY DATES RANGING FROM JANUARY 2018 - OCTOBER 2046)*	298,795
TOTAL COMMON/COLLECTIVE TRUST FUNDS	$857,431

*Known party in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITEDHEALTH GROUP 401(K) SAVINGS PLAN
By:UNITEDHEALTH GROUP INCORPORATED, the Plan Sponsor
Dated: June 19, 2018	By:	/S/ THOMAS E. ROOS
Thomas E. Roos Senior Vice President and Chief Accounting Officer